

Rubicon Announces the Appointment of a New Chief Financial Officer

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) ("**Rubicon**" or the "**Company**") has appointed Nick Nikolakakis to the position of Vice President and Chief Financial Officer, effective October 7, 2013.

"I am pleased to announce the appointment of Nick Nikolakakis to the position of Vice President and Chief Financial Officer" said Mr. Michael Lalonde, President and Chief Executive Officer of Rubicon. "Nick has held prominent senior management positions in the mining sector and brings a wealth of experience in financing mining projects. Nick's financing background will be very important during the Company's current pivotal stage of growth, as Rubicon builds the Phoenix Gold Project toward projected production in 2014."

Mr. Nikolakakis has over 18 years of corporate finance, accounting and senior management experience within the mining sector. He was the former Chief Financial Officer of Rainy River Resources ("**Rainy River**"), where he was responsible for the corporation's strategic plan, as well as its financial and reporting activities. As an integral part of Rainy River, Mr. Nikolakakis successfully raised more than $150 million. Prior to Rainy River, Nick was the Vice President of Corporate Finance at Barrick Gold Corporation ("**Barrick**"), where he led a US$1.0 billion project financing deal for Barrick's Pueblo Viejo project in the Dominican Republic and successfully negotiated a US$1.5 billion corporate revolving credit facility. Other previously held positions by Mr. Nikolakakis include, Vice President and Chief Financial Officer of Placer Dome Canada, and Treasurer at North American Palladium Ltd. Mr. Nikolakakis holds an Applied Science degree in Geological Engineering from the University of Waterloo and a Master of Business Administration from the University of Western Ontario's Ivey School of Business.

Mr. Nikolakakis will replace, Bob Lewis, the former Rubicon Chief Financial Officer, who has decided to pursue other opportunities. Bob will stay on with the Company for an interim period to assist Nick with the transition.

"We would like to thank Bob for his substantial contribution and dedication to the Company over the past several years as the Chief Financial Officer, and we wish him well on his future endeavours," stated Mr. Lalonde.

PR13-12 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an advanced stage gold development company, focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario towards projected gold production in 2014. Rubicon's flagship Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges.

RUBICON MINERALS CORPORATION

"Mike Lalonde"
President and Chief Executive Officer

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", "look forward" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the aspects of the transition will progress on a satisfactory basis; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New Preliminary Economic Assessment dated June 25, 2013 ("New PEA") will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may be to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements in this news release include, but are not limited to statements regarding projected production in 2014.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to

PR13-12 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR13-12 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release